KEFEI LI DIRECT DIAL +8610 5905 5610 +86135 1106 5480 DIRECT FAX +8610 6505 5360 EMAIL ADDRESS kefei.li@sidley.com	SIDLEY AUSTIN LLP 盛德国际律师事务所 SUITE 608, TOWER C2, ORIENTAL PLAZA, NO.1 EAST CHANG AN AVENUE, DONG CHENG DISTRICT, BEIJING — TEL: +86 10 5905 5588 FAX: +86 10 6505 5360 February 22, 2019

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WASHINGTON, D.C.

Christopher Dunham, Staff Attorney

Erin Purnell, Staff Attorney

William Schroeder, Staff Accountant

Benjamin Phippen, Staff Accountant

Re:	Puyi Inc.
Registration Statement on Form F-1 (333-228510)

Dear Mr. Dunham, Ms. Purnell, Mr. Schroeder and Mr. Phippen,

On behalf of our client, Puyi Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 19, 2019. Concurrently with the submission of this letter, the Company is filing herewith the Amendment No. 5 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR with the Commission.

The Company has commenced the marketing activities in connection with the offering. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement in the week of February 25, 2019, and would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

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Amendment No. 4 to Registration Statement on Form F-1 filed February 13, 2019 General
1.	We note your response and revisions in response to comment 1 regarding the purchase of individual or odd numbers of ADSs. Please revise your Cover Page, Prospectus Summary, and Description of American Depositary Shares to also disclose that 1 ADS equals 1.5 of your ordinary shares, and clearly disclose in sum and substance that “individual or odd numbers of ADSs may be purchased in this offering and/or subsequently traded.” In addition, please revise your Description of Share Capital to disclose the material features of Article 19 of your Second Amended and Restated Memorandum and Articles of Association in your registration statement (e.g. you may issue fractional shares and fractional shares have the same corresponding fractional rights, limitations, etc. as whole shares), and revise your Description of American Depositary Shares to address the voting rights of fractional shares held by investors through owning an odd number of ADSs.

In response to the Staff’s comments, the Company has (i) revised disclosure on the Cover Page, page 8 under “Prospectus Summary”, and page 127 under “Description of American Depositary Shares” of the Registration Statement to clearly state that 1 ADS equals 1.5 of the Company’s ordinary shares, and individual or odd numbers of ADSs may be purchased in this offering and/or subsequently traded; (ii) added disclosure on page 119 under “Description of Share Capital” of the Registration Statement to describe the material features of Article 19 of the Company’s Second Amended and Restated Memorandum and Articles of Association; and (iii) revised disclosure on page 129 under Description of American Depositary Shares to address the voting rights of fractional shares held by investors through owning an odd number of ADSs.

2.

We note also your response and revisions in response to comment 1 that the maximum offering amount is $40 million, and that you propose to adjust the number of ADSs offered based on where your initial public offering price falls within the range of $6.00 to $7.50 per ADS. Please revise your registration statement to:

● Disclose this fact and to clearly explain how any adjustment will operate. We strongly suggest that you include a table depicting the adjustment mechanism.

● Revise to explain how your underwriters will determine the per-security offering price since you are offering a variable number of shares.

● Clearly state that you will not be selling the maximum number of securities for the maximum offering amount of $7.50 per ADS.

● Disclose that initial public offering price will be fixed for the duration of your offering.

● Make conforming revisions throughout your registration statement. We note, as an example only, that your dilution section does not address that the maximum number of securities to be sold will vary with the offering price.

In addition, please also provide your detailed legal analysis for how adjusting the offering size complies with the federal securities laws. For example, please provide support for why your current estimated price range is a bona fide price range consistent with the requirements of Instruction 1 to Item 501(b)(3) of Regulation S-K. In this regard, we note that the price range for a $30 million to $40 million aggregate offering, with the minimum and maximum number of ADSs listed on the cover page, could exceed $2.00 per ADS without any adjustment. We may have additional comments after reviewing your revisions and response.

The Company advises the Staff that it expects to offer the ADSs at a fixed initial offering price of $6.0 per ADS, or $4.0 per ordinary share, for the minimum offering amount of $24 million to a maximum offering amount of $40 million. As a result of this change in its offering structure, the Company has revised the relevant disclosure accordingly throughout the Registration Statement, primarily including Cover page, “Prospectus Summary” “Capitalization” “Dilution” “Use of Proceeds” and “Underwriting” sections. The “Dilution” section has addressed the dilution with maximum amount of securities and minimum amount of securities to be sold in this offering, respectively, at $6.0 ADS, or $4.0 per ordinary share.

3.	In the alternative, please decrease the maximum number of ordinary shares and ADSs which may be sold to 8 million and 5.33 million, respectively, or increase your maximum offering amount to $50 million, in light of your current estimated price range of $6.00 to $7.50 per ADS. Please revise your cover page to disclose your maximum offering amount of gross proceeds and that all securities will be sold at a fixed price.

Please refer to the responses to Q2.

4.	Please revise footnote 1 to your registration fee table to refer to Rule 457(o).

In response to the Staff’s comment, the Company has revised the footnote 1 to the registration fee table with reference to Rule 457(o).

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If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 10 5905 5610 or via email at kefei.li@sidley.com. Questions relating to accounting and auditing matters of the Company may also be directed to audit engagement partner at Marcum Bernstein & Pinchuk LLP, Charles Yin, by telephone at (86) 20-3877-1089, or by email charles.yin @marcumbp.com.

Very truly yours,

/s/ Kefei Li
Kefei Li

Enclosures

cc:	Haifeng Yu, Chief Executive Officer, Puyi Inc.
Hu Anlin, Chief Financial Officer, Puyi Inc.
Charles Yin, Partner, Marcum Bernstein & Pinchuk LLP

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